Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founders Financial Corporation.

Commission File No.: 001-15817

The following presentation slides were reviewed by the executive officers of Old National Bancorp (“Old National”) in connection with Old National’s conference call on July 28, 2014 announcing the financial results for the quarter ended June 30, 2014 and the pending acquisition of Founders Financial Corporation.

*        *        *

Old National Bancorp Second-Quarter 2014 Earnings and Intent to Acquire Founders Financial Corporation July 28, 2014

Lynell Walton Investor Relations

Additional Information for Shareholders of Founders Financial Corporation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, Old National Bancorp (“Old
National”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form
S-4 that will include a Proxy Statement of Founders Financial Corporation (“Founders”) and a Prospectus of
Old National, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the Proxy
Statement/Prospectus, as well as other filings containing information about Old National, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading
“Financial Information.”
Old National and Founders and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Founders in connection with the proposed merger.  Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A
on March 14, 2014.    Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy
Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Additional Information for Shareholders of LSB Financial Corp.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, Old National Bancorp (“Old
National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form
S-4 (Registration Statement No. 333-197258) that includes a preliminary Proxy Statement of LSB Financial
Corp. (“LSB”) and a preliminary Prospectus of Old National, as well as other relevant documents concerning the proposed transaction.  The SEC declared the Form S-4 Registration Statement effective on July 23, 2014.
A definitive Proxy Statement/Prospectus will be mailed to shareholders of LSB.  Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  A free copy of the definitive Proxy
Statement/Prospectus (when available), as well as other filings containing information about Old National and
LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab
“Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”
Old National and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger.
Information about the directors and executive officers of Old National is set forth in the proxy statement for
Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14,
2014.  Information about the directors and executive officers of LSB is set forth in the proxy statement for
LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014.
Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement
This presentation contains certain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of Old National’s proposed mergers with United Bancorp,
Inc. (“United”), LSB Financial Corp. (“LSB”) and Founders Financial Corp.  Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning.  These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements.  Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers with LSB and Founders might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s businesses;
competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plans
(including its pending acquisitions of United, LSB and Founders); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in our Annual
Report on Form 10-K and other periodic filings with the SEC.  These forward-looking statements are made only as of the date of this presentation, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Non-GAAP Financial Measures
These slides contain non-GAAP financial measures. For
purposes of Regulation G, a non-GAAP financial measure is a
numerical measure of the registrant's historical or future
financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most
directly comparable measure calculated and presented in
accordance with GAAP in the statement of income, balance
sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and
presented.   In this regard, GAAP refers to generally accepted
accounting principles in the United States.  Pursuant to the requirements of Regulation G, Old National Bancorp has
provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable
GAAP financial measure.

Executing the Plan – 2Q14 Highlights
• Continued execution of our M&A strategy of adding higher-growth markets
Continue to
Grow Core
Revenue
• Organic loan growth of $139.6 million , or 11.4% annualized, over 1Q14 and growth of $214.0 million , or 4.0%, from 2Q14
• Total revenue growth of 4.1% from 2Q13
• Organic growth in Banking, Wealth Management and Insurance
Reduce
Operating
Expenses
Transform
the
Franchise
Into Higher-
Growth
Markets
• Operational expenses   declined $.5 million from 2Q13
• Tower cost savings of 35%+ on track as announced – 50% to be realized in 2 nd
half of 2014
• Expected United Bancorp, Inc. cost savings of 32% forecasted on track as announced – 25% to be realized in 2014
1 Excluding change in FDIC covered loans, loans acquired in acquisitions and loans sold
2 Excluding changes in securities gains, accretion income and  amortization of the indemnification asset
3 Refer to slide 13 for definition of operational expenses
Ann Arbor, MI – Anticipate closing United Bancorp, Inc. acquisition – July 31,
2014
Fort Wayne, IN – Tower acquisition closed and fully converted
Lafayette, IN – Announced pending acquisition of LSB Financial Corp.
Grand Rapids, MI – Announced pending acquisition of Founders Financial Corp.
1
1
2
3

2Q14 Financials
Net income of $18.8 million or $.18 per share
Included in 2Q14 are the following items
– $6.3 million in pre-tax merger and integration
charges
– $10.5 million unfavorable pre-tax change in
indemnification asset
– $.8 million pre-tax in other expense items
– $1.0 million unfavorable income tax adjustment

Chris Wolking Chief Financial Officer

Adjusted Income – Strong Growth
$ in millions
1
$89.9
$100.4
$117.0
$61.5
2011 2012 2013 YTD June 30, 2014
Adjusted income represents income before taxes less accretion income, change in indemnification assets, merger/integration expenses and costs associated with branch divestitures
CAGR of 14.1%
from 2011 to
2013
CAGR of 13.4%
from 2011 to
1H2014
1
Non-GAAP financial measure which Management believes is useful in evaluating the financial results of the Company – see Appendix for Non-GAAP reconciliation

Total Revenue –
Increasing Core Revenues
$ in millions
Growth of $4.5
million, or 4.1%,
2Q13 to 2Q14 in
core revenue
$123.6
$123.5
$122.4
2Q13 1Q14 2Q14
Accretion Income
Revenue Less Securities Gains, Accretion Income and Amortization
Amortization of Indemnification Asset
of Indemnification Asset

Net Interest Margin
1
2Q13 1Q14 2Q14
Total NIM
3.97% 4.22% 4.07%
Tower Accretion N/A N/A 0.06%
IN Community Accretion 0.29% 0.33% 0.15%
Integra Accretion 0.32% 0.48% 0.56%
Monroe Accretion 0.07% 0.05% 0.04%
ONB Core²
3.29% 3.36% 3.26%
3.97%
4.22%
4.07%
Fully taxable equivalent basis, non-GAAP financial measure which Management believes is useful in evaluating the financial results of the Company – see
Appendix for Non-GAAP reconciliation
ONB Core includes contractual interest income of Monroe, Integra and IN Community loans
N/A – Not applicable
1
2

$ in millions
Noninterest Expense –
Well Controlled
*Other Expenses include:
In 2Q13, $1.3 million impairment on property held for sale, $.6 million for the BSA/AML project, a $.5 million litigation settlement, $.3 million for ATM/branch optimization, $.3 million for debt extinguishment charges, a $2.1 million reversal of provision for unfunded commitments and a $1.3 million refund of FDIC assessment.
In 1Q14, $2.3 million real estate tax refund and $.4 million in professional fees related to the real estate tax refund
In 2Q14, $.4 million in accelerated retirement expenses and $.4 million in state tax receivable write-off
2Q14 operational
expenses include
$.8 million in annual
merit increases
Anticipated
acquisition costs in
3Q14 of $3 million to
$5 million
($1.9)
($0.4)
$85.2
$83.6
$84.7
$0.8
$0.9
$2.5
$6.3
$1.2
$0.8
$0.9
$2.2
$3.3
$3.2
$86.9
$88.3
$98.1
2Q13 1Q14 2Q14

Change in Net Interest Income
1
Interest Rate Sensitivity
1
Comparisons from flat rates, which assume stable rates and a stable balance sheet.  These scenarios do not take into account changes in customer behavior that could result in changes to mix and/or volumes in the balance sheet.
0.46%
-
-3.36%
-5.18%
-2.55%
-3.34%
3.41%
1.54%
1.13%
1.45%
1.26%
1.67% 1.68%
2.19%
2.24%
2.36%
3Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14
NII 200 Up NII Forward
0.08%

Tangible Common Book Value
1
Acquisition
Of Integra
Bank From
FDIC
7-29-11
Acquired IN
Community
Bancorp 9-15-12
Acquired Bank of
America
Branches 7-12-13
Acquired Tower
Financial
Corporation
4-25-14
Originally
estimated
TBV at Tower
close of $7.68
2Q11 2Q12 2Q13 2Q14
$7.79
$8.35
$8.23
$7.85
$8.08
$7.92
1
Non-GAAP financial measure management believes is useful in evaluating the financial results of the Company – see Appendix for Non-GAAP reconciliation

Jim Sandgren Chief Banking Officer

17 Loan Growth – Excluding Covered Loans $4,912.8 $5,379.1 $360.8 $214.0 $108.5 2Q13 Loan Sales Loans Obtained Through Acquisitions Organic Growth 2Q14 End of period balances - $ in millions

36.5%
34.0%
36.6%
39.9%
2Q13 1Q14 2Q14
Commercial Line Utilization
$254
$335
$349
$160
$131
$83
$93
$58
$98
$507
$524
$530
2Q13 1Q14 2Q14
Commercial Loan Pipeline
Discussed Proposed Accepted
Commercial Loans
$ in millions
2007-2008 Average

19 $0.6 $6.4 $7.5 2Q13 2Q14 Wealth Management Fee-Based Business Revenue $ in millions $4.1 $4.1 2Q13 2Q14 Investments $9.3 $9.8 2Q13 2Q14 Insurance

Daryl Moore Chief Credit Officer

Net Charge-Offs / Provision
$ in millions
1 Excludes FDIC-covered loans
0.01%
-0.02%
0.01%
0.51%
-0.39%
1.94%
2Q13 1Q14 2Q14
Non-Covered
Covered
2Q13 1Q14 2Q14
Consolidated NCOs
0.04% (0.03%) 0.07%
Provision for Loan
Losses
1
($3.3) ($0.4) $1.1
Consolidated Provision
for Loan Losses
($3.7) $0.0 ($0.4)

$ in millions
1 Loans less those acquired through the Tower Financial transaction
Credit Quality – Excluding Covered Loans
ONB Risk Grade
Grade Name
0 Investment Grade
1 Minimal Risk
2 Modest Risk
3 Average Risk
4 Monitor
5 Weak Monitor
6 Watch
7 Criticized (Special Mention)
8 Classified (Substandard Accruing)
9 Nonaccruing + Doubtful
$152.8
$112.3
$112.9
$98.8
2Q13 1Q14 2Q14
Special Mention Loans
$68.9
$85.7
$107.2
$99.5
1
2Q13 1Q14 2Q14
Substandard Accruing Loans
$129.5
$84.8
$96.7
$75.9
1
2Q13 1Q14 2Q14
Substandard Nonaccruing + Doubtful
Loans
1

Bob Jones Chief Executive Officer

24 Update on Acquisitions Michigan / Northern Indiana Branches Tower Financial Corporation – Fort Wayne, IN United Bancorp, Inc. – Ann Arbor, MI LSB Financial Corp. – Lafayette, IN

ONB to Acquire Founders Bank & Trust
ONB
UBMI
1
LSBI
1
FB&T
Founders Bank & Trust offers 4 branches,
$466 million in total assets and $378
million in deposits
2
in Grand Rapids,
giving ONB a strong opportunity to enter
this vibrant market
Includes $353 million in assets under
management
Expansion in Grand Rapids is a key part
of ONB’s strategy
Consistent with ONB’s goal of
transforming the franchise into higher
growth markets
Significantly enhances ONB’s
presence in the second largest MI
market
1 Pending branches from United Bancorp, Inc. and LSB Financial Corp. transaction
2 As of June 30, 2014, per Company documents

354,530
163,845
80,847
424,258
1,017,542
332,269
209,563
Ann Arbor Bloomington Columbus Fort Wayne Grand
Rapids
Kalamazoo Lafayette
Promising Markets
Using U.S. census data, SNL Financial June 30, 2013 FDIC market share data
Grand Rapids, Michigan
Large employers in Grand Rapids area
2014 Population
Total
Deposit
Rank
Institution Name
Total
Active
Branches
Total
Deposits
($000)
Total Deposit
Market
Share (%)
1 Fifth Third Bancorp 42 2,949,671 23.19
2 Wells Fargo & Co. 1 2,103,751 16.54
3 JPMorgan Chase & Co. 29 1,573,960 12.38
4 Huntington Bancshares Inc. 26 1,260,726 9.91
5 Mercantile Bank Corp. 6 918,269 7.22
6 Chemical Financial Corp. 11 507,546 3.99
7 Macatawa Bank Corp. 12 480,586 3.78
8 Comerica Inc. 9 399,327 3.14
9 Founders Financial Corp. 4 386,458 3.04
10 PNC Financial Services Group Inc. 14 314,577 2.47
Market Total 203 12,718,619 100.00
Kent county market share
26
Second highest population in Michigan
May, 2014 unemployment rate of 5.4%, compared to the
national rate of 6.3%
Ranked 24th in Forbes’ 2013 “Best cities to find jobs”

• Loan credit mark estimated at $11.1 million, or 3.0% of total gross loans
• Loan interest rate market estimated at $11.4, or 3.1% of total gross loans
• Projected capital ratios exceed “well-capitalized” guidelines
• Transaction with established and complementary customer base and business mix
• Retention of key management members
• Positive relationship with Founders management and board
Transaction Rationale
Compelling
Strategic
Rationale
• Meaningful extension to Grand Rapids that strengthens ONB’s overall Michigan footprint by reinforcing its high-quality markets
• Adds 4 full-service branches with $378 million in deposits and $355 million in loans
• Further distances ONB from the $10B Durbin threshold with over $12.1B in pro forma assets
• Well-defined, achievable operating efficiencies that drive enhanced operating leverage and profitability
Financially
Attractive
• Allows Old National to prudently and accretively deploy excess capital, based upon conservative assumptions
• Approximately $1.7 million, $.02 per share, accretive to 2015 earnings
• Approximately $9.5 million to $12.5 million, or $.05 to $.07 per share, thereafter
• Tangible book value dilution of approximately 4.2% at closing
• Tangible book value earn back period of approximately 5.25 years (inclusive of $7.8 million in acquisition costs)
• Expected to create goodwill and intangibles of approximately $58.4 million
• Expected cost savings of 30% - anticipate 67% realized in 2015 and 100% realized in 2016
Low Risk
Opportunity
Consideration of 3.25 common shares of ONB + $38.00 per share in cash (fixed) for each common share of Founders assuming ONB price of $13.87 (closing price as of July 25, 2014)
Approximately 54% stock / 46% cash – Assumes 3.4 million shares of ONB common stock issued
210% price / tangible book value (6/30/14) and 15.0x P/2013 earnings
1
The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.
2
Defined as the number of years for pro forma TBV per share to exceed stand-alone projected TBV per share, inclusive of acquisition costs
27
Financial data as of June 30, 2014, per SNL Financial and Company documents — assumes merger and  acquisition charges to be booked 50% prior to close, 50% in 2015
Implied transaction value of approximately
$83.08
per Founders share and $88.2 million in the
aggregate,
1
2

Old National Bancorp Thank You Q&A

Old National Bancorp Appendix

Returned to
community
bank model
2004 2005
Sold non-
strategic
market –
Clarksville, TN
– 5 branches
2006
Sold non-
strategic market
– O’Fallon, IL –
1 branch
2007 2008 2009 2010 2011 2012 2013
Acquired St.
Joseph Capital –
Entry into
Northern IN
market
February, 2007
Acquired 65
Charter One
branches
throughout
Indiana
March, 2009
Acquired Monroe
Bancorp – Enhanced
Bloomington, IN
presence
January, 2011
Acquired IN
Community –
Entry into
Columbus, IN
September, 2012
FDIC-assisted
acquisition of
Integra Bank
July, 2011
Sold non-
strategic
market –
Chicago-area -
4 branches
Consolidation of
21 branches
Acquired 24
MI / IN branches
July, 2013
Consolidation
of 2 branches
Consolidation
of 8 branches
Consolidation
of 1 branch
Consolidation
of 10 branches
Consolidation
of 12 branches
Consolidation
of 44 branches
Consolidation
of 5 branches
Sold  12
branches
Consolidation
of 22 branches
Acquired 182 + 27 pending Sold 22 Consolidated 128
Acquired Tower
Financial –
Enhancing Ft.
Wayne, IN
presence April,
2014
Transforming Old National’s Landscape
Pending
acquisition of
United
Bancorp , Inc.–
Entry into
Ann Arbor, MI
2014
Consolidation
of 3 branches
Pending
acquisition of
LSB Financial
Corp.–
Enhancing
Lafayette, IN
presence
Pending
acquisition of
Founders
Financial
Corporation–
Entry into Grand
Rapids , MI

Balance Sheet Mix as of March 31, 2014
1
Excludes purchase accounting adjustments
Per SNL Financial/company documents as of March 31, 2014, including Tower and pending United Bancorp, Inc. and LSB Financial Corp. transactions
Yield on Loans: 5.16%
Total Loans: $6,407,379
Yield on Loans: 4.58%
Total Loans: $346,482
Yield on Loans: 5.13%
Total Loans: $6,753,861
Cost of Deposits: 0.23%
Total Deposits: $8,962,261
Cost of Deposits: 0.59%
Total Deposits: $378,559
Cost of Deposits: 0.24%
Total Deposits: $9,340,820
Pro Forma 1 Founders Bank & Trust
Old National Bancorp
1
Pro Forma
1
Old National Bancorp
1
Founders Bank & Trust

Covering Durbin
Anticipated 2015 earnings per share accretion from recent acquisitions
1
:
Tower Financial Corp.     $.08 to $.10
United Bancorp                    $.06
LSB Financial Corp.             $.03
Founders Financial Corp.     $.02
Durbin amendment expected to impact earnings $.04 to $.07 per share after-
tax on an annualized basis
Actual 2015 Durbin impact expected to impact earnings $.02 to $.04 per share after-tax (due to July 1
st
, 2015 effective date)
$.19 to $.21 cumulative accretion
Our recent acquisitions are expected to cover our
anticipated Durbin impact
1 Anticipated earnings accretion  at each respective deal’s announcement date

Interest Rate Curves
0%
1%
2%
3%
4%
5%
6%
1M 2M 3M 4M 5M 6M 9M 1Y 1.5Y 2Y 2.5Y 3Y 4Y 5Y 7.5Y 10Y 15Y 20Y 30Y
Up 200 vs. Base
Base Up 200
0%
1%
1%
2%
2%
3%
3%
4%
4%
1M 2M 3M 4M 5M 6M 9M 1Y 1.5Y 2Y 2.5Y 3Y 4Y 5Y 7.5Y 10Y 15Y 20Y 30Y
Forward Curves
6/30/2014 6/30/2015 6/30/2016

Investment Portfolio
1 Includes market value for both available for sale and held to maturity securities

$ in millions
Federal National Mortgage Association $417.1 $423.7
Federal Home Loan Mortgage Corporation 161.4 213.1
Federal Farm Credit Bank 75.8 76.7
Federal Farmer Mac 13.8 87.3
Subtotal U.S. Government Agencies-Senior
Debentures $674.7 $804.1 $668.1 $800.8 $132.7
U.S. Treasury $15.6 $11.0 $15.7 $11.2 ($4.5)
Issued or guaranteed by FNMA, FHLMC, GNMA 1,269.3 1,238.0 1,263.2 1,234.6
Nonagency guaranteed 16.1 15.4 16.6 15.9
Subtotal Mortgage Backed Securities $1,285.4
$1,253.4
$1,279.8 $1,250.5 ($29.3)
Trust Preferred 31.6 31.6 19.4 19.5
Other Corporate 290.3 293.6 291.4 296.2
Subtotal Corporate Securities $321.9 $325.2 $310.8 $315.7 $4.9
Municipal Securities – Taxable $231.6 $218.3 $257.0 $255.6 ($1.4)
Municipal Securities – Tax Exempt $587.4 $733.6 $596.4 $745.1 $148.7
Other Securities $94.8 $98.9 $94.8 $98.9 $4.1
Totals $3,211.4 $3,444.5 $3,222.6 $3,477.8 $255.2
Book
Value
Mar. 31,
2014
Book
Value
June 30,
2014
Market
Value
1
Mar. 31,
2014
Market
Value
1
June 30,
2014
Market
Value $
Change

Investment Portfolio
1 Money market investments includes balances in the Federal Reserve Bank Account
$ in thousands
Effective
Duration
Mar. 31,
2014
Effective
Duration
June 30,
2014
Book
Value
Mar. 31,
2014
Book
Value
June 30,
2014
Money Market Investments
1
0.01 0.01 $12,827 $15,958
Treasuries
1.84 2.37 15,560 11,025
Agencies
4.03 3.55 674,709 804,063
Pools
2.47 2.28 523,766 485,074
CMOs
3.68 3.43 776,396 768,368
Municipals
7.75 7.34 819,022 951,847
Corporates
2.46 3.11 137,032 135,886
ABS
1.06 1.29 169,979 189,307
Totals
4.40 4.25 $3,129,291 $3,361,528

Average Total Loan Trends
$ in millions
1 Includes both covered and non-covered loans
1
$4,839
$4,826
$4,904
$345
$244
$222
$254
$5,184
$5,070
$5,380
2Q13 1Q14 2Q14
Core ONB Integra Bank Tower Financial Corp.

Loan Portfolio at June 30, 2014
$ in millions – period-end balances
$21.6 Comml, $51.0 CRE, $73.5 Consumer, $25.0 Resi Mortg
Commercial $1,498.8
Commercial Real Estate                         1,354.7
Consumer                            808.5
Residential Mortgage                         1,425.2
HELOC                            280.5
Covered Loans (Integra)                            171.1
Total Loans $5,538.8
Commercial
27%
Commercial
Real Estate
24%
Consumer
15%
Residential
Mortgage
26%
HELOC
5%
Covered Loans
(Integra)
3%

Covered Assets / Risk Grades
On this portfolio of covered loans*, the FDIC will reimburse Old National for 80% of the losses up to $275.0 million, 0% of losses from $275.0 million up to $467.2 million and 80% of losses in excess of $467.2 million.
2Q13 1Q14 1Q14
Loans 90+ Days & Over $- $- $0.1
Grades 1 through 6 - Pass $89.1 $56.7 $46.1
Special Mention 14.0 7.5 6.5
Substandard Accruing 6.6 2.7 3.0
Nonaccruing + Doubtful 60.3 24.6 19.0
Retail Loans 118.6 102.7 98.5
Total Covered Loans $288.6 $194.2 $171.1
Other Real Estate Owned $23.1 $12.9 $11.2
ONB Risk Grade
Grade Name
0 Investment Grade
1 Minimal Risk
2 Modest Risk
3 Average Risk
4 Monitor
5 Weak Monitor
6 Watch
7
Criticized (Special
Mention)
8
Classified (Substandard
Accruing)
9 Nonaccruing + Doubtful
$ in millions – period-end balances
*Covered loans shown net of $70.5 million discount

Credit Quality – Excluding Covered Loans
See Appendix for definition of Peer Group
1
As a % of end of period total loans
Peer Group data per SNL Financial
1.07%
0.85%
2Q13 1Q14 2Q14
30+ Day Delinquent Loans
1
ONB Peer Group Average
0.44%
0.30%
2Q13 1Q14 2Q14
90+ Day Delinquent Loans 1
ONB Peer Group Average

Credit Quality – ALLL and Mark Summary
$ in millions
1 Non-GAAP financial measure which Management believes useful to demonstrate that the remaining discount  considers credit risk and should be included as part
of total coverage         N/A = not applicable
At June 30, 2014
ONB
Legacy Monroe Integra
IN
Community Tower Total
Allowance for Loan Losses (ALLL)
$40.4 $1.5 $3.9 $0.1 $0.2 $46.2
Loan Mark
N/A $8.9 $70.5 $28.9 $26.0 $134.3
Total ALLL/Mark
$40.4 $10.4 $74.3 $29.0 $26.2 $180.4
Pre-Mark Loan Balance
$4,688.0 $140.6 $251.7 $214.1 $378.7 $5,673.1
ALLL/Pre-Mark Loan Balance
0.86% 1.10% 1.54% 0.06% 0.05% 0.81%
Mark/Pre-Mark Loan Balance
N/A 6.31% 27.99% 13.51% 6.87% 2.37%
Loan Balance
1
0.86% 7.41% 29.53% 13.56% 6.92% 3.18%
Allowance For Loan and Lease Loss/Loan Mark Summary

CD Maturity Schedule
Represents CD maturities at June 30, 2014
Bucket
Amount
($ in 000’s)
Rate
0-30 days 87,962 0.55%
31-60 days 70,228 0.66%
61-90 days 66,387 0.48%
91-120 days 51,787 0.47%
121-150 days 47,046 0.43%
151-180 days 51,746 0.47%
181-210 days 33,767 0.82%
211-240 days 28,877 0.89%
241-270 days 39,501 0.69%
271-300 days 36,968 1.08%
301-330 days 25,155 0.49%
331-365 days 24,460 0.44%
1-2 years 178,380 1.47%
2-3 years 142,225 3.07%
3-4 years 33,266 1.13%
4-5 years 36,269 0.94%
Over 5 years 30,905 1.90%

Capital Ratios
See Appendix for definition of Peer Group
Peer Group data per SNL Financial
$ in millions
1 See Appendix for Non-GAAP reconciliation
Tangible Common Equity – 3/31/2014 $808.4
2Q Earnings 18.8
2Q Dividend (11.6)
Issuance of Shares from Acquisition 78.7
Changes in OCI – Securities 6.3
Increase in Goodwill & Intangibles (62.5)
Tangible Common Equity – 6/30/2014 $838.1
14.4%
14.8%
14.0%
13.1%
13.1%
2Q13 1Q14 2Q14
ONB Peer Group Average
8.7%
8.8%
8.4%
8.1%
8.4%
2Q13 1Q14 2Q14
Tangible Common Equity to Tangible
Assets
ONB Peer Group Average
1
Tier 1 Risk-Based Capital Ratio

Noninterest Income
$ in millions
$(1.5)
$(7.3)
$(10.5)
$11.8
$11.1
$11.8
$6.7 $8.1
$7.4
$21.4
$22.3 $22.7
$5.9
$5.7
$6.5
$44.3
$39.9
$37.9
2Q13 1Q14 2Q14
Debit Card and ATM Fees
Fee-based business: Wealth Management, Insurance, Mortgage
and Investments
Other Income
Service Charges on Deposits
Amortization of Idemnification Asset

Non-GAAP Reconciliations
$ in millions
2011 2012 2013
YTD June 30,
2014
Total Revenues
$455.8 $498.6 $502.2 $248.1
Less: Provision for Loan Losses
($7.5) ($5.0) $2.3 $0.4
Less: Noninterest Expense
($348.5) ($365.8) ($362.0) ($186.4)
Taxable Equivalent Adjustment
$11.8 $13.2 $16.9 $8.2
Pre-tax Income (FTE)
$111.6 $141.0 $159.4 $70.4
Less: Total Accretion
$36.9 $57.5 $59.0 $35.5
Change in IA
($0.4) $3.4 $9.3 $17.8
Mergers/Integration Expenses
$16.9 $7.9 $5.9 $8.9
Branch Divestitures
($1.2) $5.7 $1.4 $0.0
Adjusted Income
$89.9 $100.4 $117.0 $61.5
2Q13 1Q14 2Q14
Total Revenues
$125.4 $124.0 $124.1
Less: Provision for Loan Losses
$3.7 $0.0 $0.4
Less: Noninterest Expense
($86.9) ($88.3) ($98.1)
Pre-tax Income
$42.2 $35.7 $26.4
Add: Provision for Loan Losses
($3.7) $0.0 ($0.4)
Pre-Tax, Pre-Provision Income
$38.5 $35.7 $26.0
Less: Securities Gains/Losses
($1.8) ($0.5) ($1.7)
Add: Merger and Integration Expenses
$0.9 $2.4 $6.3
Pre-Tax, Pre-Provision Income, Net of Securities Gains
and Merger and Integration Expenses
$37.6 $37.6 $30.6

Non-GAAP Reconciliations
$ in millions
end of period balances
2Q13 1Q14 2Q14
Total Shareholders’ Equity
$1,167.0 $1,185.2 $1,277.3
Deduct:  Goodwill and Intangible
Assets
(364.4) (376.8) (439.3)
Tangible Common Shareholders’
Equity
$802.6 $808.4 $838.1
Total Assets
$9,641.1 $9,544.8 $10,387.9
Add:  Trust Overdrafts
0.1 0.0 0.0
Deduct:  Goodwill and Intangible
Assets
(364.4) (376.8) (439.3)
Tangible Assets
$9,276.7 $9,168.0 $9,948.7
Tangible Equity to Tangible Assets
8.65% 8.82% 8.42%
Tangible Common Equity to Tangible
Assets
8.65% 8.82% 8.42%
Net Income
$28.5 $26.5 $18.8
After-Tax Intangible Amortization
1.5 1.5 1.7
Tangible Net Income
$30.0 $28.0 $20.4
ROTCE
14.95% 13.84% 9.76%

Non-GAAP Reconciliations
$ in millions
end of period balances 2Q13 1Q14 2Q14
Total Shareholders’
Equity
$1,167.0 $1,185.2 $1,277.3
Deduct:  Goodwill and
Intangible Assets
(364.4) (376.8) (439.3)
Tangible Common
Shareholders’ Equity
$802.6 $808.4 $838.1
Risk Weighted Assets
$5,640.7 $5,729.5 $6,339.2
Tangible Common
Equity to Risk Weighted
Assets
14.23% 14.11% 13.22%
end of period balances
2Q13 1Q14 2Q14
Total Shareholders’
Equity
$1,167.0 $1,185.2 $1,277.3
Deduct:  Goodwill and
Intangible Assets
(364.4) (376.8) (439.3)
Tangible Common
Shareholders’ Equity
$802.6 $808.4 $838.1
Common Shares Issued
and Outstanding at
Period End
100,881 100,084 105,851
Tangible Common Book
Value
$7.96 $8.08 $7.92

Non-GAAP Reconciliations
$ in thousands
2Q13 1Q14 2Q14
Net Interest Income
$79,191 $83,478 $84,482
Taxable Equivalent Adjustment
4,243 3,931 4,256
Net Interest Income – Taxable Equivalent
$83,434 $87,409 $88,738
Average Earning Assets
$8,406,635 $8,276,267 $8,730,063
Net Interest Margin
3.77% 4.03% 3.87%
Net Interest Margin – Fully Taxable
Equivalent
3.97% 4.22% 4.07%

Non-GAAP Reconciliations
$ in thousands
Efficiency Ratio - As Reported 2Q13 1Q14 2Q14
Net Interest Income (FTE)
$83.4 $87.4 $88.7
Noninterest Income Less Security Gains
44.4 40.1 38.0
Revenue Less Security Gains
127.8 127.5 126.7
Noninterest Expense
86.9 88.3 98.1
Intangible Amortization
1.8 1.8 2.0
Noninterest Expense Less Intangible Amortization
85.1 86.4 96.1
Efficiency Ratio
66.52% 67.77% 75.85%
Impact of Current Year Partnerships 2Q13 1Q14 2Q14
Net Interest Income (FTE)
$0.0 $0.0 $4.5
Noninterest Income Less Security Gains
0.0 0.0 1.2
Revenue Less Security Gains
0.0 0.0 5.7
Noninterest Expense
0.9 2.5 8.5
Intangible Amortization
0.0 0.0 0.3
Noninterest Expense Less Intangible Amortization
0.9 2.5 8.2
Efficiency Ratio Excluding Impact of Current Year Partnerships 2Q13 1Q14 2Q14
Net Interest Income (FTE)
$83.4 $87.4 $84.3
Noninterest Income Less Security Gains
44.4 40.1 36.8
Revenue Less Security Gains
127.8 127.5 121.1
Noninterest Expense
86.0 85.8 89.6
Intangible Amortization
1.8 1.8 1.7
Noninterest Expense Less Intangible Amortization
84.2 83.9 87.9
Efficiency Ratio
65.88% 65.81% 72.58%

Old National’s Peer Group
Like-size, publicly-traded financial services companies, generally in the Midwest, serving comparable demographics with comparable services as ONB
1st Source Corporation SRCE Heartland Financial USA, Inc. HTLF
BancFirst Corporation BANF IBERIABANK Corporation IBKC
BancorpSouth, Inc. BXS MB Financial, Inc. MBFI
Bank of Hawaii Corporation BOH Park National Corporation PRK
Chemical Financial Corporation CHFC Pinnacle Financial Partners, Inc. PNFP
Commerce Bancshares, Inc. CBSH Prosperity Bancshares, Inc. PB
Cullen/Frost Bankers, Inc. CFR Renasant Corp. RNST
F.N.B. Corporation FNB S&T Bancorp, Inc. STBA
First Commonwealth Financial Corporation FCF Susquehanna Bancshares, Inc. SUSQ
First Financial Bancorp. FFBC Trustmark Corporation TRMK
First Interstate BancSystem, Inc. FIBK UMB Financial Corporation UMBF
First Merchants Corporation FRME United Bankshares, Inc. UBSI
First Midwest Bancorp, Inc. FMBI Valley National Bancorp VLY
FirstMerit Corporation FMER WsBanco, Inc. WSBC
Fulton Financial FULT Wintrust Financial Corporation WTFC
Glacier Bancorp, Inc. GBCI

Old National Investor Relations Contact
Additional information can be found on the
Investor Relations web pages at
www.oldnational.com
Investor Inquiries:
Lynell J. Walton, CPA
SVP – Director of Investor Relations
812-464-1366
lynell.walton@oldnational.com